Exhibit 99.1

Safe-T Group Ltd. Estimates Record-High Quarterly Revenues, Representing ~50%-65% Growth Compared to the Second Quarter of 2020

The company estimates revenues of Approximately $1.62-$1.78 Million

HERZLIYA, Israel, July 7, 2021 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions and intelligent data collection, today provided an estimated revenue range for the three- and six-month periods ended June 30, 2021.

On a preliminary and unaudited basis, Safe-T Group expects to report revenues for the quarter ended June 30, 2021, in the range of $1.62 million to $1.78 million, an increase in the range of 50% to 65%, respectively, compared to $1.08 million during the second quarter of 2020. On a preliminary basis, the Company’s revenues for the six-month period ended June 30, 2021, are expected to be in the range between $2.97 million to $3.13 million, compared to $2.16 million in the equivalent period of 2020.

“We are proud to present our estimated record- high quarter. This is a realization of our primary objective – strong organic growth alongside complementary strategic acquisitions. In the last year, we identified opportunities that will present smart acquisition options, and we are clearly witnessing their outcomes. Moreover, Safe-T continued to increase its operations with a demonstrated growth of approximately 60%. The security and privacy sectors in which the Company operates, hold rapid demand and we believe we will continue to see these trends in the upcoming quarters,” said Shachar Daniel, Chief Executive Officer of Safe-T.

Safe-T expects to release the fully reviewed financial statements by August 31, 2021. The figures do not include revenues from the Company’s recent acquisition of CyberKick Ltd. on July 4, 2021, which are expected to contribute to the Company’s consolidated revenues starting from the third quarter of 2021.

The above information reflects preliminary estimates with respect to certain results of the Company for the three- and six-month periods ended June 30, 2021, based on currently available information. The Company is providing ranges, rather than specific amounts, for these preliminary estimates primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced and secured business proxy network which enables clients to collect accurate, transparent and sensitive data from public online sources.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the second quarter of 2021 and the six-month period ended June 30, 2021, as well as the Company’s growth potential and trends for upcoming quarters. Because such statements are based on Safe-T’s current estimations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACTS:

Chris Tyson
MZ Group - MZ North America
469-778-7844
SFET@mzgroup.us
www.mzgroup.us

Michal Efraty

+972-(0)52-3044404
michal@efraty.com